KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

December 6, 2018

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Belpointe REIT, Inc. Draft Offering Statement on Form 1-A Submitted on November 2, 2018 CIK No. 0001749817

Dear Ms. Barros:

This letter is submitted on behalf of Belpointe REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to Amendment No. 2 to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on November 2, 2018 (“Amendment No. 2”), as set forth in your letter dated November 27, 2018 addressed to Mr. Brandon Lacoff, the Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing the Offering Statement (the “Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to Amendment No. 2, and page references in the response refer to the Offering Statement.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

General

1.	We note your revised disclosure on the offering circular cover page that initially there will be a public market for your common stock following the completion of the offering. Please expand your disclosure to discuss the public market and circumstances under which the public market will cease to be available. Alternatively, please revise to remove this disclosure.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the cover page to insert the word “no” before “public market” to make clear that the Company does not anticipate any public market will exist following completion of the offering.

2.	We note your revised disclosure that you will implement a stockholder redemption plan concurrently with the commencement of this offering. Please expand your disclosure to discuss the details of your redemption plan.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 2, 14 and 74 to provide the requested information.

3.	We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated on October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with the class exemption you may contact the Division of Trading and Markets.

Response: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its stock repurchase program. The Company will contact the Division of Trading and Markets if it has any questions regarding whether the Company’s program is entirely consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its stock repurchase program, including Regulation 14E, which the Company acknowledges would apply to any tender offer for securities issued pursuant to the Regulation A exemption. The Company will contact the Division’s Office of Mergers and Acquisitions to the extent it has any questions about the tender offer rules.

5.	We note your revised disclosure regarding the proposed regulations issued by the Department of Treasury on October 19, 2018. Please also expand your disclosure to discuss the fact that the regulations are not final and any related uncertainty.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 76 and 110 to provide the requested information

6.	We note that sales will be completed at the lesser of the price in effect as of the date of the subscription agreement or as of the date upon which the investor’s subscription is accepted. It appears that this may result in shares being sold at different prices at the same time of “at other than a fixed price,” which is not permitted under Regulation A. See rule 251(d)(3)(ii). Please provide us your analysis of why you believe this is not an at the market offering under the definition in Regulation A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 138 to make clear that the price paid by any investor will be the price in effect when the Company accepts the subscription agreement. As a result, all shares will be sold at the same price during each fiscal quarter.

7.	Please also tell us which price you will use to calculate the $50 million offering limit under Regulation A, the price in effect as of the date of the subscription agreement or as of the date upon which the investor’s subscription is accepted.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that I will calculate the $50 million offering limit under Regulation A based upon the prices of the shares of the Company’s common stock on the date upon which the investors’ subscription agreements re accepted.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact either me at (214) 453-6435 or Brandon Lacoff at (203) 622-6000.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Brandon Lacoff
Belpointe REIT, Inc.